SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Scrip Dividend announcement released on 9 March 2004



Date: 09 March 2004



PRUDENTIAL PLC SCRIP DIVIDEND

Prudential plc will again be offering a scrip dividend alternative in respect of the final dividend of 10.7p per ordinary share for the year ending 31 December 2003. The number of new shares each shareholder who elects to take scrip will be entitled to receive will be calculated by dividing the total cash dividend due on each holding of shares as at the record date (17 March 2004) by the reference price for each new ordinary share.

The Company has decided to change the basis on which the scrip dividend alternative operates so that shareholders will on this occasion, and in future, know the exact number of shares that they will receive in lieu of their cash dividend prior to choosing whether or not to take scrip and completing a form of election. . The reference price will be calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days commencing on 17 March 2004. Further details of the scrip dividend alternative will be mailed to shareholders in early April.



Names of contact & telephone numbers for queries:

Group Secretarial
Penny Follows, 020 7548 3821
Jennie Webb, 020 7548 6027




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ John Price

                                             John Price
                                             Deputy Group Secretary